

April 7, 2014

Via E-mail
Ms. Kathleen E. Redd
Chief Financial Officer
GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, California 95742

> **RE:** **GenCorp Inc.**
> **Form 10-K for the Year Ended November 30, 2013**
> **Filed February 7, 2014**
> **Form 10-Q for the Period Ended February 28, 2014**
> **Filed March 31, 2014**
> **File No. 1-1520**

Dear Ms. Redd:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended November 30, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Use of Non-GAAP Financial Measures, page 55

2. Please expand your disclosures regarding free cash flow to discuss all material limitations of your measurement. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Environmental Matters

Estimated recoveries, page 58

3. Your table on page 58 shows a recoverable amount of $115.1 million as of November 30, 2013. Please disclose why the sum of the balance sheet line items called Recoverable from the U.S. Government and Other Third Parties for Environmental Remediation Costs and Receivable from Northrop, current and noncurrent, which are also reflected on page 59, would be significantly more than this recoverable amount.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 80

General

4. Please disclose your accounting policy related to pre-contract costs. Refer to ASC 910-340-50-1. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

5. Please disclose your accounting policy related to claims and unapproved change pursuant to ASC 605. Please also provide the disclosures required by ASC 605-35-50-6 through 50-8. Please disclose whether the unapproved change order/claim amounts included in your determination of revenue include a profit component. If so, please disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances.

r. Research and Development, page 88

6. Please tell us what consideration you gave to ASC 912-730 in accounting for your customer-sponsored R&D expenditures.

Note 3. Balance Sheet Accounts and Supplemental Disclosures, page 93

7. Please disclose the amounts of retainages receivable, including the portion (if any) expected to be collected after one year, and, if practicable, the years in which the amounts are expected to be collected. Refer to ASC 910-310-50-4 and Rule 5-02.3(c)(1) of Regulation S-X.

Note 3. Balance Sheet Accounts and Supplemental Disclosures

b. Inventories, page 93

8. Long-term contract inventories include an allocation of general and administrative costs incurred. The fiscal 2013 allocation was $222.8 million compared to selling, general and administrative expenses recorded on your statement of operations for fiscal 2013 of $53.6 million. Please help us better understand the nature of these costs and how you determined it was appropriate to allocate these costs to inventories. Refer to ASC 330-10-30-8. We also note in your Form 10-Q for the period ended February 28, 2014 that you state that one of the factors that contributed to the funding of working capital during the quarter was an increase of $33.3 million in inventories primarily due to growth in capitalized overhead.

Note 5. Income Taxes, page 99

9. In fiscal 2013, you released approximately $282.4 million of the valuation allowance that existed at the beginning of the year, of which approximately $178.7 million was recorded as an income tax benefit to continuing operations, $1.1 million to discontinued operations, and $102.6 million was recorded in other comprehensive income. In this regard, please address the following:
  - Please tell us the nature of the deferred tax assets for which the reversal of the valuation allowance was recorded in other comprehensive income. Please also tell us how you determined these amounts should be reflected in other comprehensive income and how these amounts are reflected in other comprehensive income on page 76;
  - During fiscal 2013, you appear to have entered into a cumulative loss position based on your pre-tax income (loss) amounts for the prior three years. We also note that you continue to record pre-tax losses for the three months ended March 31, 2014. In this regard, please help us better understand how you determined it was appropriate to release these valuation allowances during fiscal 2013;
  - One of the items you note as positive evidence is the improved pro forma historical operating results when combined with that of the Rocketdyne business and the anticipated impact of the Rocketdyne business financial results on forecasted financial performance. It appears that you recorded have recorded pre-tax losses in two of the three quarters after this business was acquired in June 2013. Please help us better understand how you determined this was positive evidence;

- Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
- Please include in your disclosures an explanation of the anticipated future trends included in your projections of future taxable income; and
- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets, if applicable, will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Note 8. Commitments and Contingencies

b. Legal Matters

Asbestos Litigation, page 121

10. You have 129 asbestos cases pending as of November 30, 2013. Your disclosures indicate that you are unable to make a reasonable estimate of the future costs of pending claims or unasserted claims. We note your disclosures on page 35, which include the average settlement costs of these claims. In this regard, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Form 10-Q for the Period Ended February 28, 2014

Note 6. Long-Term Debt, page 104

11. The holders of the 4.0625% Debentures may require you to repurchase all or part of these Debentures on various optional repurchase dates, including December 31, 2014. In this regard, please tell us what consideration you gave to ASC 470-10-45-9 and 45-10 in determining that this debt should continue to be classified as long-term as of February 28, 2014. If you determine that these amounts should have been classified as short-term, please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

Note 10. Cost Reduction Plan, page 21

12. You disclose on page 30 that the Rocketdyne business integration costs incurred and capitalized through February 28, 2014, all of which you believe will be allocated to your U.S. government contracts, totaled $16.9 million. Please help us better understand how

you determined it was appropriate to capitalize rather than expense these costs as well as what the differences are between this $16.9 million and the $10 million disclosed on page 21.

Liquidity and Capital Resources, page 41

13. Given that it appears the holders of the 4.0625% Debentures could require you to repurchase all or part of the Debentures on December 31, 2014, please disclose how you would expect to repay this debt amount if it does become due. Please clearly disclose the amount of available borrowings under your credit facilities. Please also disclose whether any of your debt agreements contain subjective acceleration clauses and/or cross-default provisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief